(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Non-GAAP financial measures and related ratios" in this press release

Gildan Reports Strong Second Quarter Results, Updates its Full Year 2026 Guidance and Announces the Sale of HanesBrands Australia

•Second quarter net sales from continuing operations of $1.58 billion up 72.3% over the prior year.
•Operating margin of 11.1%, adjusted operating margin1 of 22.3%.
•GAAP diluted earnings per share from continuing operations of $0.49 and adjusted diluted EPS1 from continuing operations of $1.28.
•Cash flow from operating activities of $347 million and free cash flow1 of $326 million.
•Integration initiatives progressing as expected with the vast majority of synergy-capture initiatives planned for 2026 already implemented; Company well on pace to realize approximately $100 million in synergies in 2026 and continues to expect approximately $250 million of annual run-rate cost synergies over the next three years; we continue to pursue additional synergy-capture opportunities beyond our synergy target, as the integration progresses.
•Company expects to receive $220 million in IEEPA tariff refunds under U.S. Customs and Border Protection's (CBP) refund process in 2026, with most of the refunds anticipated to be recorded during the third quarter. A significant portion of the tariff refunds represent a non-recurring benefit. This portion will be reinvested into new incremental strategic growth initiatives in 2026, including investments in brand building, retail marketing programs and accelerating product innovation and packaging enhancements. Additionally, a sizeable portion of the refunds reflects a recurring benefit because following recent changes to the U.S. tariff policy, tariffs ceased to apply on apparel qualifying as originating under CAFTA-DR, representing a structural benefit for the Company going forward. The impact of this recurring structural benefit is reflected in the Company’s updated financial guidance.
•Company updates its full year 2026 guidance as detailed in the 2026 Outlook section: revenue expected to be at the low end of the previously communicated range of $6.0 billion to $6.2 billion, adjusted operating margin1 of approximately 21.8%, adjusted diluted EPS1 in the range of $4.65 to $4.75, an increase of approximately 32.5% to 35% year over year, and free cash flow1 to be approximately $1.0 billion. Three-year objectives for the 2026–2028 period are maintained.
•The updated 2026 outlook reflects the underlying earnings power of the combined business as we exit 2026, providing a strong foundation for further earnings growth in 2027.
•Company announces sale of HanesBrands Australia (HAA) for an enterprise valuation of approximately $700 million Australian dollars (or approximately $490 million); transaction expected to close in the second half of 2026. The proceeds will be used to pay down a portion of the Company’s outstanding debt, further accelerating a return to the midpoint of its target leverage framework of 1.5x to 2.5x net debt to proforma adjusted EBITDA ratio1.

Montreal, Thursday, July 30, 2026 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) today announced results for the second quarter ended June 28, 2026, and updated its full year 2026 guidance.

“We delivered strong results this quarter as our teams continued to execute with discipline against our strategic priorities. We continue to make excellent progress integrating HanesBrands and capturing synergies, while leveraging the combined strength of our brands, manufacturing network, and commercial capabilities, and investing strategically in innovation. While we remain mindful of the external environment and given the strength of our business fundamentals and the momentum we are building, our focus could not be clearer: control what we can control, execute our strategy, capture the significant opportunities ahead and drive profitable growth and long-term shareholder value,” said Glenn J. Chamandy, Gildan’s President and CEO.

Q2 2026 Operating Results
The HanesBrands Australian Business has been classified as held for sale and reported as discontinued operations since the fourth quarter of 2025. As such, the operating results discussed herein are on the basis of continuing operations.

Net sales from continuing operations were $1.58 billion, up 72.3% over the prior year, in line with guidance of approximately $1.6 billion. The year over year increase reflects the HanesBrands acquisition partially offset by the impact of integration initiatives announced in the fourth quarter of 2025 to optimize our manufacturing footprint and accelerate synergy capture. Compared with proforma net sales from continuing operations1 of $1.72 billion, the year over year decline was due to lower volumes stemming from a continuation of our proactive inventory reduction across customer channels as we integrate HanesBrands, which temporarily reduced sell-in as previously communicated, as well as the non-recurrence of some pre-buying in the second quarter of 2025 ahead of pricing actions, primarily in Retail.

Wholesale sales were $769 million compared to $781 million, down 1.5% versus the prior year, and down 5.8% compared to proforma net sales from continuing operations1 for Wholesale. The decline in Wholesale sales is mainly due to the aforementioned proactive inventory reduction across our combined customer channels, partially offset by pricing initiatives. We continued to see market share gains in key growth categories such as ringspun and fleece, driven by our product innovation; furthermore, Comfort Colors®, American Apparel® and Champion® continued to gather momentum with our customers, generating double-digit sales growth year over year.

Retail sales were $813 million versus $137 million in the prior year, primarily reflecting the acquisition of HanesBrands. Compared to Retail proforma net sales from continuing operations1 of $901 million, the decline was due to several factors impacting volumes which were partially offset by our pricing actions. These include broader market softness toward the end of the quarter, lower seasonal inventory builds at certain large retail customers reflecting their tempered optimism in the current environment, the non-recurrence of some pre-buying activity in the second quarter of 2025 ahead of pricing actions, and to a lesser extent, the lower sell-in previously detailed.

The Company generated gross profit of $460 million, or 29.1% of net sales, versus $289 million, or 31.5% of net sales, in the same period last year. Adjusting for an inventory fair value step-up cost of $86 million recorded as part of the HanesBrands acquisition, adjusted gross profit1 was $545 million, or 34.5% of net sales compared to 31.5% in the prior year. The 300-basis point improvement mainly reflects the favorable contribution from HanesBrands, lower raw material costs, and to a lesser extent pricing initiatives to partially offset the impact from tariffs which continued to impact gross margins notwithstanding an approximate $25 million benefit recorded in the quarter from a Phase I tariff refund under U.S. Customs and Border Protection's (CBP) refund process.

SG&A expenses were $194 million compared to $82 million in the prior year. Adjusted SG&A expenses1 were $193 million or 12.2% of net sales compared to $81 million or 8.8% of net sales for the same period last year. The increase in adjusted SG&A1 in the quarter reflects the acquisition of HanesBrands, including the impact of higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the acquisition. This was partially offset by synergies realized from the HanesBrands integration process and a subsidy recorded, as part of the HanesBrands integration plan, under the Barbados Economic Diversification and Growth Fund (EDGF), which was retroactive to 2025.

The Company generated operating income of $176 million this quarter, compared to $199 million in the prior year. Adjusting for restructuring and acquisition-related costs and the inventory fair value step-up cost as part of the HanesBrands acquisition, adjusted operating income1 was $352 million up $144 million year over year. Adjusted operating margin1 was 22.3% of net sales, down 40 basis points versus last year but 260 basis points ahead of guidance of around 19.7%. The year over year decrease in adjusted operating margin1 reflects HanesBrands' lower operating margins due to historically higher levels of SG&A relative to Gildan and a net headwind (inclusive of tariff refunds) from International Emergency Economic Powers Act (IEEPA) tariffs, partly offset by a favourable contribution from the EDGF subsidy, lower raw material costs and pricing initiatives implemented to partially offset the impact from tariffs.

Net financial expenses of $69 million were up $37 million over the prior year, due primarily to higher borrowing levels related to the HanesBrands acquisition. Taking into account the aforementioned factors, and a higher outstanding share base as a result of the acquisition, GAAP diluted earnings per share from continuing operations were $0.49, compared to GAAP diluted earnings per share of $0.91 in the prior year. Adjusting for restructuring and acquisition-related costs, the inventory fair value step-up cost and an income tax recovery of $29 million related to restructuring charges and other adjustments, adjusted diluted EPS1 from continuing operations were $1.28, up 32.0% from $0.97 in the prior year. The adjusted diluted EPS1 from continuing operations includes the positive impact of $0.11 per share from the aforementioned IEEPA tariff refunds in Q2 2026.

Year-to-date Operating Results
Net sales from continuing operations for the first six months ended June 28, 2026, were $2.75 billion, up 68.6% versus the same period last year, primarily reflecting the HanesBrands acquisition, partly offset by the non-recurrence of some pre-buying in the first half of 2025 ahead of tariffs and expected pricing actions at the time. Wholesale sales were $1.32 billion, down $86 million or 6.1%, due to lower volumes stemming from our previously communicated proactive inventory reduction as we integrate HanesBrands, which temporarily reduced sell-in, partly offset by pricing initiatives. Retail sales were $1.43 billion, up $1.20 billion versus the same period last year, primarily reflecting the HanesBrands acquisition and pricing initiatives, partly offset by broader market softness toward the end of the second quarter, lower seasonal inventory builds at certain large retail customers, reflecting their tempered optimism in the current environment as well as the non-recurrence of some pre-buying activity in the second quarter of 2025 ahead of pricing actions. Albeit to a lower extent, Retail sales were also affected by the lower sell-in due to our proactive inventory reduction as previously detailed.

The Company generated gross profit of $738 million, up $227 million versus the prior year, driven by the increase in sales. Adjusting for an inventory fair value step-up cost of $192 million recorded as part of the HanesBrands acquisition, adjusted gross profit1 was $930 million, or 33.8% of net sales compared to 31.4% in the prior year. The 240-basis point improvement mainly reflects the favorable contribution from HanesBrands, pricing initiatives to partially offset the impact from tariffs, and lower raw material and manufacturing costs. These factors were partially offset by the impact from tariffs. The adjusted gross margin1 improvement also includes a positive impact of approximately $25 million related to IEEPA tariff refunds recorded in the second quarter.

SG&A expenses were $412 million, $243 million above prior year levels. Adjusted SG&A expenses1 were $411 million, or 15.0% of net sales, compared to $167 million or 10.3% of net sales last year, mainly reflecting the HanesBrands acquisition (including the impact of higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the acquisition), higher general and administrative costs and variable compensation expenses. This was partly offset by synergies realized as part of the HanesBrands integration process and the subsidy recorded, as part of the HanesBrands integration plan, under the EDGF which was retroactive to 2025.

The Company generated operating income of $175 million, or 6.4% of net sales, compared to operating income of $329 million or 20.2% of net sales last year. Excluding restructuring and acquisition related costs, the inventory fair value step-up cost as part of the HanesBrands acquisition, adjusted operating income1 was $519 million or 18.9% of net sales, up $175 million compared to the prior year, but down 220 basis points as a percentage of net sales, reflecting HanesBrands' lower operating margins due to historically higher levels of SG&A relative to Gildan and a net headwind (inclusive of tariff refunds) from IEEPA tariffs, partly offset by a favourable contribution from the EDGF subsidy, lower raw material costs and pricing initiatives implemented to partially offset the impact from tariffs.

Financial expenses of $136 million were up $74 million over the prior year period due to higher borrowing levels related to the HanesBrands acquisition. Reflecting the aforementioned factors and the higher outstanding share base as a result of the acquisition, GAAP diluted EPS and adjusted diluted EPS1 from continuing operations were $0.19 and $1.72 respectively, compared to GAAP diluted EPS and adjusted diluted EPS1 of $1.47 and $1.56 respectively, in the prior year.

Cash flows from operating activities totaled $68 million for the six months ended June 28, 2026, compared to cash from operating activities $46 million in the prior year. After accounting for capital expenditures totaling $51 million, the Company generated approximately $17 million of free cash flow1 (with $326 million recorded in Q2). During the first half of 2026, the Company returned $92 million to shareholders through dividends. We ended the first half of 2026 with net debt of $4,689 million and a leverage ratio of 3.2 times net debt to proforma adjusted EBITDA1 for the trailing twelve months.

Agreement to Divest HanesBrands Australian Business
The Company today announced that it has entered into a definitive agreement to divest its HanesBrands Australian Business (“HAA”) to BBFIT Investments Pte Ltd for an enterprise valuation of approximately $700 million Australian dollars (or approximately $490 million), subject to customary purchase price adjustments. The Company had communicated its intention to pursue a sale of HAA and announced the launch of a formal sale process in its fourth quarter 2025 earnings release, at which time the business was classified as held for sale and reported as discontinued operations.

The transaction is expected to close in the second half of 2026, subject to the receipt of required regulatory approvals and customary closing conditions. Proceeds from the transaction will be used to pay down a portion of the Company’s outstanding debt, accelerating Gildan’s return to the midpoint of its target leverage framework of 1.5x to 2.5x net debt to trailing twelve months pro forma adjusted EBITDA1. As previously disclosed, the Company expects to renew its NCIB program when its net debt approximates the midpoint of its target leverage framework.

BBFIT Investments Pte Ltd is an associated entity of BB Retail Capital (BBRC), a global private investment firm.
Morgan Stanley & Co. LLC acted as financial advisor for Gildan in connection with this transaction.

HanesBrands Integration Progress Update
The integration of HanesBrands continues to progress as expected. The Company is well on pace to generate approximately $100 million in targeted synergies for 2026, with the vast majority of synergy-capture initiatives planned for 2026 already implemented. We also continue to expect to realize approximately $250 million of annual run-rate cost synergies over the next three years and continue to pursue additional synergy-capture opportunities beyond our synergy target as the integration progresses. With regards to previously communicated integration initiatives to accelerate footprint optimization, we completed our initial supply chain footprint rationalization and we remain in the process of reallocating production volumes across our consolidated network leveraging Gildan's low-cost vertically integrated manufacturing operations to support synergy capture. The Company will continue to optimize and increase capacity through 2026 to support growth into 2027. Furthermore, distribution capacity is being optimized and planning efforts remain on track to standardize IT systems across facilities and key supply chain and manufacturing processes, further driving efficiencies.

2026 Outlook
Our expanded scale, low-cost vertically integrated business model and strong industry positioning support our confidence in our ability to deliver profitable growth. Subject to prevailing macroeconomic conditions, we remain well positioned to advance toward the three‑year objectives for 2026-2028 as outlined in our Q4 earnings release issued on February 26, 2026. Although the retail environment remains dynamic, with some retailers maintaining a disciplined approach to inventory management amid ongoing economic uncertainty, we continue to see opportunities driven by consumer demand for innovative, high-quality products and retailers’ focus on strategic partnerships and supply chain flexibility. Against this backdrop, we remain focused on the factors within our control, including delivering innovative products, maintaining strong customer partnerships and executing with agility across our operations while enhancing operational efficiency. Our updated fiscal 2026 outlook detailed below reflects the underlying earnings power of the combined business as we exit 2026, providing a strong foundation for further earnings growth in 2027.

For 2026, and with respect to our continuing operations, we are updating our full-year guidance as follows:
•Revenue is expected to be at the low end of the previously communicated range of $6.0 billion to $6.2 billion;
•Full year adjusted operating margin1 of approximately 21.8%, compared to previous guidance of approximately 20%;
•Adjusted diluted EPS1 in the range of $4.65 to $4.75, an increase of approximately 32.5% to 35% year over year, compared to previous guidance of $4.20 to $4.40;
•Capex to come in at approximately 3% of net sales;
•Free cash flow1 to be approximately $1.0 billion, compared to previous guidance of above $850 million.

The assumptions underpinning our 2026 guidance are as follows:
•Our full year guidance reflects continuing operations and as such excludes the contribution from the HanesBrands Australian operations which are reported as discontinued operations.
•Our outlook reflects the expiry of a transition service agreement at HanesBrands related to its divestiture of Champion, representing slightly over $100 million in net sales in 2025.
•Our outlook includes approximately $220 million in expected International Emergency Economic Powers Act (IEEPA) tariff refunds under U.S. Customs and Border Protection's (CBP) refund process initiated in Q2 2026, with most of the refunds anticipated to be recorded during the third quarter, and inclusive of approximately $25 million recorded in the second quarter. Following recent changes to U.S. tariff policy, tariffs ceased to apply on apparel qualifying as originating under the Dominican Republic-Central America-United States Free Trade Agreement (CAFTA-DR), representing a structural benefit for the Company going forward. Approximately half of the expected IEEPA tariff refunds relate to tariffs previously paid on products manufactured in the CAFTA-DR region, with the balance pertaining to products manufactured in our Asian hub and to tariffs incurred in 2025.
•Our outlook also assumes that a significant portion of tariff refunds, equivalent to the non-recurring refund benefit recorded in 2026, will be reinvested into further strategic growth initiatives in 2026, including investments in brand building, retail marketing programs and accelerating product innovation and packaging enhancements.
•Growth in key product categories driven by recently introduced innovation, the favourable impact from new program launches and market share gains, and the various incentives from jurisdictions where we operate, including the Barbados Economic Diversification and Growth Fund subsidy.
•A proactive, temporary reduction of inventory across our combined customer channels, resulting in reduced sell-in as we optimize our manufacturing footprint as part of the HanesBrands integration.
•Certain one-time costs related to the ramp-down of closed manufacturing and distribution facilities as a result of the HanesBrands integration.
•Continued disciplined adjustments to our operating footprint and commercial mix, with a focus on margin-accretive growth.
•Our outlook reflects our currently expected impact of tariffs, including the positive impact of the February 20, 2026 U.S. Supreme Court decision invalidating certain tariffs and of subsequent related announcements by the U.S. Administration. Higher tariff costs incurred prior to these developments remain embedded in our inventory costs. Given the dynamic and rapidly evolving tariff environment, the level and structure of tariffs, and their effects, remain uncertain and difficult to predict.
•No share repurchases until our net debt leverage ratio1 approximates the midpoint of our target leverage framework of 1.5-2.5x net debt1 to trailing twelve months proforma adjusted EBITDA1.
•The adjusted effective income tax rate for 2026 is expected to be approximately 18%.
•Our outlook assumes continued successful execution on the HanesBrands integration plan, including the realization of the anticipated benefits from actions already undertaken as well as future integration actions.
•We have assumed no meaningful deterioration from current market conditions including the current softness in broader retail markets, the pricing and inflationary environment, and the absence of a significant shift in labour conditions or the competitive environment.

For the third quarter of 2026, net sales from continuing operations are expected to be approximately $1.65 billion, with both Wholesale and Retail returning to growth as compared with proforma net sales from continuing operations1. Adjusted operating margin1 is expected to be approximately 26%, compared to 23.2% the prior year, reflecting significant anticipated tariffs refunds positively impacting our gross margins, the flow through of realized synergies and the EDGF Barbados subsidy, partly offset by higher SG&A levels due to the reinvestment of some of the aforementioned tariff refunds as well as higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the HanesBrands acquisition. The adjusted effective income tax rate1 is expected to be approximately 18.5% in the third quarter of 2026.

The above outlook reflects our understanding of global trade and geopolitical environments and currently implemented changes to multilateral trade frameworks. We are actively monitoring the international trade environment and available mitigation strategies as well as ongoing wars and geopolitical conflicts, including in the Middle East, and related impacts on the global energy markets. However, the situation has been characterized by dynamic and important evolution and therefore remains difficult to predict. Our guidance remains subject to any such additional regulatory actions impacting international trade such as tariffs, countervailing tariffs or other trade policy measures or changes and related macroeconomic risks and uncertainties as well as the impact of ongoing or future geopolitical conflicts. Furthermore, these assumptions are as of July 30, 2026 and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release as well as the factors described in the “Risks and uncertainties” section of each of the Company's annual MD&A for the year ended December 28, 2025 and interim MD&A for the quarter ended June 28, 2026.

Sustainability Highlights
Building on the publication of the Company's 2025 Sustainability Report, which highlighted continued progress against its Next Generation Sustainability strategy, including achieving its goal of sourcing 100% sustainable cotton, surpassing its water intensity reduction target for a second consecutive year and increasing the use of recycled and alternative fibres. Gildan continues to receive recognition for its sustainability leadership. In addition, Gildan was recognized by Corporate Knights as one of Canada's Best 50 Corporate Citizens for a fifth consecutive year and was once again included on TIME's World's Most Sustainable Companies list, where it was one of only two Canadian companies recognized in the Apparel, Footwear & Sporting Goods industry subcategory.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.249 per share, payable on September 14, 2026, to shareholders of record on August 20, 2026. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data
As at July 27, 2026, there were 185,191,848 common shares issued and outstanding along with 27,999 stock options and 1,613,908 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, subject to the attainment of performance conditions, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan will hold a conference call to discuss the Company's second quarter 2026 results today at
8:30 AM ET. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 4537713#. A replay will be available for 7 days starting at 12:30 PM EST by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode. A live audio webcast of the conference call, as well as the replay, will be available at the following link: Gildan Q2 2026 audio webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2026, which will be filed by Gildan with the Canadian securities' regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q2 2026	Q2 2025	Variation (%)	YTD 2026	YTD 2025	Variation (%)
Net sales	1,582.5	918.5	72.3%	2,748.4	1,630.2	68.6%
Gross profit	459.8	289.4	58.9%	738.1	511.3	44.4%
Adjusted gross profit(1)	545.4	289.4	88.5%	930.0	511.3	81.9%
SG&A expenses	193.8	81.7	n.m.	412.5	169.1	n.m.
Adjusted SG&A expenses(1)	193.0	80.7	n.m.	410.9	167.1	n.m.
Restructuring and acquisition-related costs	90.0	8.1	n.m.	151.0	13.1	n.m.
Operating income	175.9	199.5	(11.8)%	174.6	329.1	(46.9)%
Adjusted operating income(1)	352.3	208.7	68.8%	519.1	344.2	50.8%
Adjusted EBITDA(1)	420.6	246.3	70.8%	641.7	412.2	55.7%
Financial expenses	69.3	32.0	n.m.	136.0	61.9	n.m.
Income tax expense	16.2	29.6	(45.3)%	3.3	44.7	(92.6)%
Adjusted income tax expense(1)	45.1	30.8	46.4%	65.1	46.6	39.7%
Net earnings (loss)
Continuing operations	90.4	137.9	(34.4)%	35.3	222.6	(84.1)%
Discontinued operations	(140.4)	—	n.m.	(151.1)	—	n.m.
Total net earnings (loss)	(50.0)	137.9	n.m.	(115.7)	222.6	n.m.
Adjusted net earnings from continuing operations(1)	237.9	145.9	63.1%	318.0	235.7	34.9%
Basic EPS (loss)
Continuing operations	0.49	0.91	(46.2)%	0.19	1.47	(87.1)%
Discontinued operations	(0.76)	—	n.m.	(0.82)	—	n.m.
Total	(0.27)	0.91	n.m.	(0.63)	1.47	n.m.
Diluted EPS (loss)
Continuing operations	0.49	0.91	(46.2)%	0.19	1.47	(87.1)%
Discontinued operations	(0.76)	—	n.m.	(0.82)	—	n.m.
Total	(0.27)	0.91	n.m.	(0.63)	1.47	n.m.
Adjusted diluted EPS from continuing operations(1)	1.28	0.97	32.0%	1.72	1.56	10.3%
Gross margin(2)	29.1%	31.5%	(2.4) pp	26.9%	31.4%	(4.5) pp
Adjusted gross margin(1)	34.5%	31.5%	3.0 pp	33.8%	31.4%	2.4 pp
SG&A expenses as a percentage of net sales(3)	12.2%	8.9%	3.3 pp	15.0%	10.4%	4.6 pp
Adjusted SG&A expenses as a percentage of net sales(1)	12.2%	8.8%	3.4 pp	15.0%	10.3%	4.7 pp
Operating margin(4)	11.1%	21.7%	(10.6) pp	6.4%	20.2%	(13.8) pp
Adjusted operating margin(1)	22.3%	22.7%	(0.4) pp	18.9%	21.1%	(2.2) pp
Cash flows from operating activities(5)	347.4	188.2	84.6%	68.0	46.0	47.8%
Capital expenditures(5)	(21.2)	(34.4)	(38.4)%	(51.4)	(57.7)	(10.9)%
Free cash flow(1)(5)	326.4	154.0	n.m.	16.6	(11.5)	n.m.

As at (in $ millions, or otherwise indicated)	Jun 28, 2026	Dec 28, 2025
Inventories	2,168.3	2,370.2
Trade accounts receivable	1,076.4	955.7
Long-term debt (including current portion)	4,531.1	4,313.7
Net debt(1)	4,688.9	4,417.1
Net debt leverage ratio(1)	3.2	3.0
(1) This is a non-GAAP financial measure or ratio. Please refer to “Non-GAAP Financial Measures and related ratios” in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales are defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
(5) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing    and discontinued operations.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales from continuing operations by channel were as follows:

(in $ millions, or otherwise indicated)	Q2 2026	Q2 2025	Variation (%)	YTD 2026	YTD 2025	Variation (%)
Wholesale	769.4	781.4	(1.5)%	1,321.4	1,407.8	(6.1)%
Retail	813.1	137.1	n.m.	1,427.0	222.4	n.m.
	1,582.5	918.5	72.3%	2,748.4	1,630.2	68.6%

Net sales from continuing operations were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q2 2026	Q2 2025	Variation (%)	YTD 2026	YTD 2025	Variation (%)
United States	1,438.6	825.6	74.3%	2,507.7	1,458.1	72.0%
Canada	42.9	32.0	33.8%	67.8	60.0	13.1%
International	101.0	60.9	65.8%	172.9	112.1	54.3%
	1,582.5	918.5	72.3%	2,748.4	1,630.2	68.6%

Supplementary proforma net sales from continuing operations information

Proforma net sales from continuing operations1 by channel for fiscal 2025 were as follows:

(in $ millions, or otherwise indicated)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025

Wholesale	651.1	816.7	823.4	733.7	3,024.9
Retail	642.4	900.9	786.8	734.1	3,064.2
Proforma net sales from continuing operations	1,293.5	1,717.6	1,610.2	1,467.8	6,089.1

Proforma net sales from continuing operations1 were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025

United States	1,167.7	1,560.6	1,466.8	1,327.5	5,522.6
Canada	37.6	45.1	44.2	44.7	171.6
International	88.2	111.9	99.2	95.6	394.9
Proforma net sales from continuing operations	1,293.5	1,717.6	1,610.2	1,467.8	6,089.1

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Proforma net sales from continuing operations
Proforma net sales from continuing operations as presented in this press release is defined as net sales on a proforma basis for the fiscal year ended December 28, 2025 as if the acquisition of Hanes had occurred at the beginning of the Company’s 2025 fiscal year reduced by the impact of HAA and Champion related Transition Service Agreement ("TSA") revenues included in Hanes’ financial results in fiscal 2025, which are not recurring.

(in $ millions, or otherwise indicated)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025

Net sales of Gildan	711.7	918.5	910.6	861.7	3,402.5
Net sales of Hanes	760.2	991.3	891.7	793.9	3,437.1
Adjustments for:
Net sales of HAA	150.0	162.3	152.3	182.5	647.1
Net sales derived from the Champion TSA	28.4	29.9	39.8	5.3	103.4
Net sales of Hanes, excluding HAA and Champion TSA	581.8	799.1	699.6	606.1	2,686.6
Proforma net sales from continuing operations	1,293.5	1,717.6	1,610.2	1,467.8	6,089.1

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. The non-GAAP financial measures referred to in this press release are presented for continuing operations (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from the HAA operations, which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the Hanes acquisition. The classification of HAA as held for sale has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations (including HAA) were therefore not included in the Company's results in respect of prior financial years or interim periods. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three months and six months ended June 28, 2026, restructuring and acquisition-related costs of $90.0 million and $151.0 million, respectively, (2025 - $8.1 million and $13.1 million) were recognized. Refer to subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in our interim MD&A for a detailed discussion of these costs.

Inventory fair value step-up cost recorded as part of the Hanes business acquisition
In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs completion of production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold ($85.6 million and $191.9 million for the three and six months ends June 28, 2026, respectively). The residual step up cost, of $10 million, is expected to turn over within approximately two months. As a result, this adjustment is not expected to recur beyond one year. The impact of this step-up cost was included as an adjustment in arriving at adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024, Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. The Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the “CGSRC”) recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $0.8 million and $1.6 million for the three months and six months ended June 28, 2026 (2025 - $1.1 million and $2.0 million), respectively, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges is included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

(in $ millions)	Q2 2026	Q2 2025	YTD 2026	YTD 2025

Advisory fees on shareholder matters(1)	0.8	1.1	1.6	1.7
Incremental costs relating to the Previous Board and Refreshed Board(2)	—	—	—	0.1
Special retention awards, net of jobs credit(3)	—	—	—	0.2
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
(1) Relates to advisory, legal and other expenses for the proxy contest and related shareholder matters.
(2) The Company incurred nil for both the three and six months ended June 28, 2026 (2025 - nil and $0.1 million, respectively), of incremental costs relating to the Previous Board and Refreshed Board. The 2025 charge related to the increase in the value of unpaid deferred share units (DSUs).
(3) Stock-based compensation expenses relating to special retention awards, net of jobs credit, were nil for both the three and six months ended June 28, 2026 (2025 - nil and $0.2 million, respectively).

Adjusted net earnings and adjusted diluted EPS from continuing operations
Adjusted net earnings from continuing operations are calculated as net earnings from continuing operations before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, gain on debt redemption, net of debt breakage fee and income tax expense or recovery relating to these items. Adjusted net earnings from continuing operations also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. Adjusted diluted EPS from continuing operations is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding for the period. The Company uses adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations to measure its net earnings from continuing operations performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q2 2026	Q2 2025	YTD 2026	YTD 2025

Net earnings from continuing operations	90.4	137.9	35.3	222.6
Adjustments for:
Restructuring and acquisition-related costs	90.0	8.1	151.0	13.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
Income tax recovery relating to the above-noted adjustments	(28.9)	(1.2)	(61.8)	(1.9)
Adjusted net earnings from continuing operations	237.9	145.9	318.0	235.8
Basic EPS from continuing operations	0.49	0.91	0.19	1.47
Diluted EPS from continuing operations	0.49	0.91	0.19	1.47
Adjusted diluted EPS from continuing operations(1)	1.28	0.97	1.72	1.56
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding.

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings from continuing operations before income taxes. Adjusted earnings before income taxes excludes discontinued operations, restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, and gain on debt redemption, net of breakage fee. Adjusted income tax expense (which excludes discontinued operations) is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income tax expense relating to restructuring charges and other pretax adjustments noted above, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

(in $ millions, or otherwise indicated)	Q2 2026	Q2 2025	YTD 2026	YTD 2025

Earnings from continuing operations before income taxes	106.6	167.5	38.6	267.3
Adjustments for:
Restructuring and acquisition-related costs	90.0	8.1	151.0	13.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
Adjusted earnings before income taxes	283.0	176.7	383.1	282.4

Income tax expense	16.2	29.6	3.3	44.7
Adjustments for:
Income tax recovery relating to restructuring charges and other adjustments	28.9	1.2	61.8	1.9
Adjusted income tax expense	45.1	30.8	65.1	46.6
Average effective income tax rate(1)	15.2%	17.7%	8.5%	16.7%
Adjusted effective income tax rate(2)	15.9%	17.4%	17.0%	16.5%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit (which excludes discontinued operations) is calculated as gross profit excluding the impact of a new adjustment incurred as a result of the inventory fair value step-up recorded in the Hanes business acquisition. Adjusted gross profit also excludes the impact of net insurance gains and the impact of the Company's strategic product line initiatives, as applicable. In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs of completion production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold. The inventory is expected to turn over within approximately eight months. As a result, this adjustment is not expected to recur beyond one year. The adjusted gross margin therefore reflects the cost of sales impact of historical cost of Hanes inventory in its books that has been sold in the current period. The Company believes this adjustment enhances comparability by removing the one-time impact of purchase accounting on gross margin, providing investors with a view of performance on a consistent basis with prior periods as the inventory step-up is not indicative of ongoing operations. Adjusted gross margin is calculated as adjusted gross profit divided by net sales. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the inventory fair value step-up recorded in connection with the Hanes business acquisition described above. The Company excludes such item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company also believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2026	Q2 2025	YTD 2026	YTD 2025

Gross profit	459.8	289.4	738.1	511.3
Adjustments for:
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Adjusted gross profit	545.4	289.4	930.0	511.3
Net sales	1,582.5	918.5	2,748.4	1,630.2
Gross margin	29.1%	31.5%	26.9%	31.4%
Adjusted gross margin(1)	34.5%	31.5%	33.8%	31.4%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses (which excludes discontinued operations) are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales (which excludes discontinued operations) to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2026	Q2 2025	YTD 2026	YTD 2025

SG&A expenses	193.8	81.7	412.5	169.1
Adjustments for:
Costs relating to proxy contest and leadership changes and related matters	(0.8)	(1.1)	(1.6)	(2.0)
Adjusted SG&A expenses	193.0	80.6	410.9	167.1
SG&A expenses as a percentage of net sales	12.2%	8.9%	15.0%	10.4%
Adjusted SG&A expenses as a percentage of net sales(1)	12.2%	8.8%	15.0%	10.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income (which excludes discontinued operations) is calculated as operating income before restructuring and acquisition-related costs, and excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2026	Q2 2025	YTD 2026	YTD 2025

Operating income	175.9	199.5	174.6	329.1
Adjustments for:
Restructuring and acquisition-related costs	90.0	8.1	151.0	13.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
Adjusted operating income	352.3	208.7	519.1	344.2
Operating margin	11.1%	21.7%	6.4%	20.2%
Adjusted operating margin(1)	22.3%	22.7%	18.9%	21.1%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.

Adjusted EBITDA
Adjusted EBITDA (which excludes discontinued operations) is calculated as net earnings from continuing operations before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a Company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2026	Q2 2025	YTD 2026	YTD 2025

Net earnings from continuing operations	90.4	137.9	35.3	222.6
Restructuring and acquisition-related costs	90.0	8.1	151.0	13.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
Depreciation and amortization	68.3	37.6	122.6	67.9
Financial expenses, net	69.3	32.0	136.0	61.9
Income tax expense	16.2	29.6	3.3	44.7
Adjusted EBITDA	420.6	246.3	641.7	412.2

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities for continuing and discontinued operations, excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay the New Term Loan Facility in accordance with its terms.

(in $ millions)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows from operating activities	347.4	188.2	68.0	46.0
Cash flows used in investing activities	(42.9)	(34.2)	(73.3)	(57.5)
Adjustment for:
Cash flows related to business dispositions	21.9	—	21.9	—
Free cash flow(1)	326.4	154.0	16.6	(11.5)
(1) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing and discontinued operations

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion and including lease obligations included in liabilities held for sale), and net debt is calculated as total debt net of cash and cash equivalents (including cash and cash equivalents included in assets held for sale). The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Jun 28, 2026	Dec 28, 2025

Long-term debt (including current portion)	4,531.1	4,313.7
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	0.4	(37.4)
Lease obligations (including current portion)	322.4	314.5
Lease obligations (including current portion) included in liabilities held for sale	113.3	121.3
Total debt	4,967.2	4,712.1
Cash and cash equivalents	(268.3)	(284.5)
Cash and cash equivalents included in assets held for sale	(10.0)	(10.5)
Net debt	4,688.9	4,417.1

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to proforma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The proforma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period, including from continuing and discontinued operations. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months. Upon the closing of the HanesBrands acquisition, the Company's net debt leverage ratio exceeded the stated target range, and accordingly the Company has paused its share repurchases and expects share repurchases to resume when its net debt leverage ratio approximates the midpoint of the target range. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy (including debt repayments), and business acquisitions and divestitures. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including its ability to pay off incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Jun 28, 2026	Dec 28, 2025
Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	1,155.7	926.3
Adjustment for:
Business acquisitions(2)	308.1	564.8
Proforma adjusted EBITDA for the trailing twelve months	1,463.8	1,491.1
Net debt	4,688.9	4,417.1
Net debt leverage ratio(1)	3.2	3.0
(1) The Company's total net debt to EBITDA ratio for purposes of its term loans and revolving facility was 3.2x as at June 28, 2026 (3.1x at December 28, 2025), and for purposes of U.S. private placement notes was 3.7x at June 28, 2026 (3.4x at December 28, 2025).
(2) Includes the adjusted EBITDA of Hanes for the period beginning June 30, 2025 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning on December 1, 2025 and ending on June 28, 2026, excluding the impact of the impairment loss of $153.0 million on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” and “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. These forward-looking statements include, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, statements in this press release regarding our fiscal 2026 and third quarter guidance (including, as applicable, our expectation with regards to net sales from continuing operations, adjusted operating margins, capital expenditures, adjusted diluted EPS, and free cash flow) under the section “2026 Outlook”, our three-year objectives for 2026–2028, the anticipated benefits of the HanesBrands acquisition and integration process related thereto, the expected receipt of the IEEPA tariff refunds (including timing thereof and the Company's expectation that a significant portion of tariff refunds will be reinvested into further strategic growth initiatives in 2026), the sale of HAA (including completion and expected timing thereof, the expected use of the proceeds from the sale transaction, and the Company's expectation that the completion of the transaction will accelerate a return to the midpoint of its target leverage framework), and the Company’s expectation that share repurchases will resume when its net debt leverage ratio approximates the midpoint of its target range. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements.

We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”), as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking statements, include, but are not limited to, the realization of anticipated benefits and synergies of the HanesBrands acquisitions and the timing and quantum thereof and the success of integration plans and the time required to successfully integrate the combined business, as well as those discussed and identified in public filings made by Gildan with the Canadian securities regulatory authorities and the SEC and in this press release (including, in the case of the Company’s fiscal 2026 and third quarter guidance, the estimates and assumptions discussed in the section “2026 Outlook”). These factors may cause Gildan’s actual performance and financial results in future periods to differ materially from any estimates or projections expressed or implied in this press release.

Forward-looking information is inherently uncertain, and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•Changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies (including in respect of the acquisition of HanesBrands);
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs (including as a result of the ongoing conflicts in the Middle East), from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the success of our marketing, promotional, and innovation programs;

•our level of indebtedness and potential consequences thereof on our business and operations;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with environmental and health and safety regulations;
•the impacts of global climate change on our business;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•our ability to protect the strength and reputation of our brands;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear, socks, and intimates sold to a broad range of customers, including wholesale distributors, screenprinters, embellishers, retailers or e-commerce platforms, as well as global lifestyle brand companies and directly to consumers. Gildan markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO®, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Bonds®, as well as Champion® which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada and Polo Ralph Lauren® also under a licensing agreement.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Asia. Gildan integrates industry-leading labour, environmental, and governance practices into its operations and supply chain under a sustainability program that is aligned with its long-term business strategy. More information about Gildan and its sustainability commitments and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Media inquiries: Jonathan Binder Director, Corporate Communications (336) 519-6330 communications@gildan.com

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